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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

EMPIRE RESORTS, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)
252052 10 7
(CUSIP Number)
March 24, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	252052 10 7	Page	2	of	5

1	NAMES OF REPORTING PERSONS Joseph Bernstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES CITIZEN

	5	SOLE VOTING POWER

NUMBER OF		1,588,234

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,588,234

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,588,234

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.35%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Statement on Schedule 13G (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”). The securities reported herein constitute securities beneficially owned as of March 24, 2008, by Joseph E. Bernstein individually and that were part of 6,712,794 shares of Common Stock previously reported to be beneficially owned by Joseph E. Bernstein on a joint filing on Schedule 13D, filed on January 23, 2004, by Americas Tower Partners, Joseph E. Bernstein and Ralph J. Bernstein, as amended by Amendment No. 1 to Schedule 13D, which was filed on January 5, 2005, by Joseph Bernstein (the “Amendment No. 1 to Schedule 13D”). As previously reported on Amendment No. 1 to Schedule 13D, Mr. Bernstein became the sole beneficial owner of 2,316,143 shares of Common Stock as a result of Americas Tower Partners’ distribution of its holdings in the Issuer to its partners and various donees. AS OF THE REPORTING DATE, THE REPORTING PERSON IS ELIGIBLE TO REPORT THE SHARES CURRENTLY BENEFICIALLY OWNED BY THE REPORTING PERSON ON SCHEDULE 13G.

Item 1(a).	Name of Issuer:
Empire Resorts, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
701 N. Green Valley Parkway, Suite 200 Henderson, NV 89074

Item 2(a).	Name of Person Filing:
Joseph Bernstein

Item 2(b).	Address of Principal Business Office or, if None, Residence:
c/o Americas Partners LLC 6663 Casa Grande Way Delray Beach, FL 33446

Item 2(c).	Citizenship:
USA

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
292052 10 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company as defined under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 1,588,234

(b)	Percent of class: 5.35%

Percent of class is based on 29,699,601 outstanding shares of common stock, par value $0.01 per share, as reported by the Issuer on its Form 10-K, as filed with the Securities and Exchange Commission on March 17, 2008.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,588,234

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,588,234

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2008
(Date)

/s/ Joseph E. Bernstein
(Signature)

Joseph E. Bernstein
Name and Title

5